SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 25, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Second Quarter Results 2022”, dated July 25, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of July 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q2 2022

Philips' performance impacted by headwinds; order book strength and improving component supplies expected to deliver growth and profitability improvement from second half of 2022 onwards

Amsterdam, July 25, 2022

Highlights

  Group sales amounted to EUR 4.2 billion, with a 7% comparable sales decline mainly caused by continued supply shortages and prolonged lockdowns in China, on the back of 9% comparable sales growth in Q2 2021
  Order book remains strong; comparable order intake increased 1% and includes a 5 percentage- points negative impact related to China
  Income from operations amounted to EUR 11 million, compared to EUR 85 million in Q2 2021
  Adjusted EBITA of EUR 216 million, or 5.2% of sales, compared to EUR 532 million, or 12.6% of sales, in Q2 2021
  Operating cash flow was an outflow of EUR 306 million, mainly due to temporarily higher inventories, compared to an inflow of EUR 332 million in Q2 2021
  In connection with the field action for specific CPAP, BiPAP and mechanical ventilator devices, Philips Respironics has produced 3 million replacement devices and repair kits to date, and published encouraging test results for the first-generation DreamStation devices
  Comprehensive measures in place to improve supply chain resilience and pricing; productivity program increased to EUR 500 million per year through 2025
  Company has revised full-year 2022 outlook to 1-3% comparable sales growth and around 10% Adjusted EBITA margin, driven by 6-9% comparable sales growth in the second half of 2022
  For the 2023-2025 period, Philips has provided a revised performance improvement trajectory of 4-6% average annual comparable sales growth, and an Adjusted EBITA margin of 14-15%, as well as a free cash flow of around EUR 2 billion by 2025

Frans van Houten, CEO of Royal Philips:

“Across our businesses, we have stepped up our actions on productivity, pricing, and strengthening supply chain resilience to mitigate the ongoing headwinds and associated risks. The positive impact of these actions, together with the strength of our order book and improving component supplies, give me confidence that we will resume growth from the third quarter onwards, resulting in 6-9% comparable sales growth and improved profitability in the second half of the year. For the full-year 2022, we expect to deliver 1-3% comparable sales growth and around 10% Adjusted EBITA margin.

Our products remain in good demand, as evidenced by the further growth of our already strong order book, confirming the relevance of our strategy and portfolio of innovations to our customers. In the second quarter, comparable order intake increased 1% and includes a 5 percentage-points negative impact related to China. We partnered with 19 more hospital groups to help them transform the delivery of care and boost staff productivity. In our Personal Health businesses, we delivered a second consecutive quarter of double-digit comparable sales growth in North America.

Our performance in the second quarter was impacted by global, industry-wide challenges including supply shortages, COVID lockdown measures in China, inflationary pressures and the Russia-Ukraine war, resulting in a comparable sales decline of 7%, with an Adjusted EBITA margin of 5.2%. The impact of the COVID lockdowns significantly affected our business in China, where comparable sales and order intake declined almost 30% in the quarter. Production in several of our factories, as well as those of our suppliers in China, was suspended for two months, which exacerbated the global supply chain and cost challenges. The China lockdowns directly impacted the Adjusted EBITA margin of the Group by 120 basis points due to lower sales and a further 110 basis points because of factory under-utilization. Global inflation and cost headwinds had an additional impact of around 290 basis points on Group profitability in the quarter.

Philips Respironics continues to make solid progress with the repair and replacement program for the CPAP, BiPAP and mechanical ventilator devices affected by the June 2021 field safety notice, and published encouraging results related to the comprehensive test and research program to assess the possible health risks. We know how important the affected devices are to patients and are working very hard to get a resolution to them as fast as we can.

Looking ahead to 2023 and beyond, while we continue to see risks and a challenging macro-environment, we expect our supply chain measures to take full effect, resulting in a significant improvement in the conversion of our order book to revenue. Our pricing and increased productivity measures will expand margins. Based on these actions, the strong fundamentals of our businesses, and taking our 2022 outlook into account, we now expect to deliver comparable sales growth of 4-6% and an Adjusted EBITA margin of 14-15% by 2025, with further improvement thereafter.”

Business segment performance

The Diagnosis & Treatment businesses’ comparable sales decreased 4% on the back of 16% comparable sales growth in Q2 2021. High-single-digit growth in Enterprise Diagnostic Informatics and mid-single-digit growth in Image-Guided Therapy was more than offset by a decline in Ultrasound and Diagnostic Imaging, due to specific electronic component shortages. Comparable order intake increased 3% on the back of 29% comparable order intake growth in Q2 2021, with growth across all businesses, reflecting ongoing solid demand for Philips’ portfolio. The Adjusted EBITA margin was 6.2%, mainly due to the decline in sales, cost inflation and an unfavorable mix impact, partly offset by productivity measures.

The Connected Care businesses’ comparable sales decreased 13%, mainly due to the consequences of the Respironics field action and the impact of supply chain headwinds. Comparable order intake showed a 2% decrease, while demand for Hospital Patient Monitoring and Connected Care Informatics remains robust. The Adjusted EBITA margin amounted to 1.1%, mainly due to the decline in sales and cost inflation, partly offset by productivity measures.

The Personal Health businesses’ comparable sales decreased by 5% on the back of 33% comparable sales growth in Q2 2021. Double- digit growth in North America was more than offset by double-digit declines in China and Russia. The Adjusted EBITA margin amounted to 12.4%, mainly due to the decline in sales and cost inflation.

Philips’ ongoing focus on innovation and customer partnerships resulted in the following key developments in the quarter:

  Philips signed 19 new long-term strategic partnerships with hospitals in Europe, Asia, and North America, including a 10-year patient monitoring agreement with a large hospital in Germany. Through Philips’ advanced enterprise monitoring offering, the hospital will transition from stand-alone devices towards a scalable enterprise-wide patient monitoring solution that keeps care teams connected and informed for enhanced patient care management.
  Philips received FDA clearance to market its new 7700 3.0T MR system, featuring an enhanced gradient system for Philips’ highest image quality to support a precision diagnosis. Philips also received FDA clearance for its SmartSpeed MR acceleration software, adding AI data collection algorithms to Philips’ existing Compressed SENSE MR engine for higher image resolution with three times faster scan times and virtually no loss in image quality.
  Philips received clearance from the Chinese National Medical Products Association (NMPA) to launch its helium-free operations MR Ingenia Ambition, which is produced in China for the Chinese market. Philips is joining forces with B-Soft, a Chinese healthcare informatics company, to develop a healthcare informatics solution tailored to the needs of Chinese hospitals. This highlights the continued progress of Philips’ strategy in China to drive market-relevant offerings through its local footprint as well as partnerships with the local innovation ecosystem.
  Demonstrating the clinical benefits of Philips' minimally invasive therapy options, the company announced positive results from its Tack Optimized Balloon Angioplasty below-the-knee clinical trial. The results show that the Tack endovascular system provides a sustained treatment effect for patients with critical limb ischemia, a severe stage of peripheral arterial disease.
  Building on Philips’ leadership in interventional cardiology solutions, the company launched the latest version of its EchoNavigator image- guidance tool, which seamlessly integrates live ultrasound, interventional X-ray imaging and advanced 3D heart models to help interventional teams treat structural heart disease with greater ease and efficiency.
  Philips signed a long-term agreement with the Rijnstate hospital in the Netherlands to deliver a wide range of advanced ultrasound devices for 17 different departments at multiple locations of the hospital. The agreement involves ultrasound devices and services for cardiological, vascular or radiological examinations, OB/GYN, as well as mobile devices for the emergency department.
  Building on the successful strengthening of the company’s innovative power toothbrushes portfolio, ranging from entry-level to premium propositions, as well as targeted advertising and promotion campaigns, Philips Oral Healthcare recorded continued strong double-digit comparable sales growth and market share gains in North America in the quarter.

Philips Respironics field action related to specific CPAP, BiPAP and mechanical ventilators

Philips Respironics continued to make solid progress with the repair and replacement program for the CPAP, BiPAP and mechanical ventilator devices affected by the June 2021 field safety notice, as well as the comprehensive test and research program to assess the possible health risks. To date, 3 million replacement devices and repair kits have been produced. Philips Respironics aims to further increase capacity and complete around 90% of the production and shipments to customers in 2022. The test results to date for the first-generation DreamStation devices, which represent the majority of the registered affected devices, are very encouraging. They show a very low prevalence of visible foam degradation, and new and used first-generation DreamStation devices passed volatile organic compound and respirable particulate emission testing.

Following the FDA’s inspection of certain of Philips Respironics’ facilities in the US in 2021 and the subsequent inspectional observations, the US Department of Justice, acting on behalf of the FDA, recently began discussions with Philips regarding the terms of a proposed consent decree to resolve the identified issues.

Capital allocation

In the second quarter, Philips issued EUR 750 million fixed-rate notes due 2027, EUR 650 million Green Innovation Notes due 2029 and EUR 600 million Sustainability Innovation Notes due 2033 under its Euro Medium Term Note program, and entered into a series of transactions to extend and optimize the company’s debt maturity profile. See here for more information on Philips' current debt structure.

Following the issuance of 14,174,568 new shares related to the share dividend, and the cancellation of 8,758,455 shares that were acquired as part of the EUR 1.5 billion share repurchase program for capital reduction purposes, Philips’ current issued share capital amounts to 889,315,082 common shares. As communicated earlier, Philips intends to have 19,571,218 shares delivered through the early settlement of forward contracts (entered into as part of the same share repurchase program) and to cancel those as well, which would result in 869,743,864 issued common shares at year-end 2022 (2021: 883,898,969).

Conference call and video webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results, as well as the company’s mid-term performance roadmap. They will be joined by Roy Jakobs, Chief Business Leader Connected Care, and Francis Kim, Chief Quality & Regulatory Officer, who will provide further details on the Respironics field action and on Philips’ progress and continued efforts around quality, respectively. A live video webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q2 2021	Q2 2022
Sales	4,230	4,177
Nominal sales growth	6%	(1)%
Comparable sales growth1)	9%	(7)%
Comparable order intake2)	(15)%	1%
Income from operations	85	11
as a % of sales	2.0%	0.3%
Financial income and expenses, net	(7)	(48)
Investments in associates, net of income taxes	(2)	4
Income tax (expense) benefit	(11)	10
Income from continuing operations	65	(24)
Discontinued operations, net of income taxes	88	4
Net income	153	(20)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	0.07	(0.03)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.40	0.14
Net income attributable to shareholders3) (in EUR) - diluted	0.16	(0.02)
EBITA1)	173	92
as a % of sales	4.1%	2.2%
Adjusted EBITA1)	532	216
as a % of sales	12.6%	5.2%
Adjusted EBITDA1)	762	461
as a % of sales	18.0%	11.0%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 7%, mainly due to supply chain shortages and COVID lockdowns in China. Comparable sales in the Diagnosis & Treatment and Personal Health businesses showed a mid-single-digit decline, while the Connected Care businesses recorded a double-digit decline.
  Comparable order intake increased by 1% and includes a 5 percentage-points negative impact related to China. The Diagnosis & Treatment businesses recorded low-single-digit growth, which was partly offset by a low-single-digit decline in the Connected Care businesses.
  Adjusted EBITA was EUR 216 million and the margin amounted to 5.2%, due to the decline in sales and cost inflation, partly offset by cost savings.
  Restructuring, acquisition-related and other charges amounted to EUR 125 million, compared to EUR 359 million in Q2 2021. Q2 2022 includes restructuring charges of EUR 23 million, acquisition-related charges of EUR 27 million offset by a EUR 37 million gain related to the re-measurement of contingent consideration liabilities, running remediation costs in Respironics of EUR 50 million, provisions for quality actions in Connected Care of EUR 24 million, and portfolio realignment charges of EUR 23 million.
  Financial income and expenses resulted in an expense of EUR 48 million, compared to an expense of EUR 7 million in Q2 2021. Q2 2022 includes lower gains on the value of our minority participations and higher interest expense due to the new bonds issued compared to Q2 2021.
  Income tax expense decreased by EUR 21 million year-on-year, mainly due to lower income.
  Net income decreased by EUR 173 million, mainly due to lower operational earnings, lower net income from discontinued operations and higher financial expenses, partly offset by the impact from the Respironics field action provision in Q2 2021 and lower tax charges.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q2 2021	Q2 2022	nominal	comparable1)
Western Europe	873	818	(6)%	(8)%
North America	1,674	1,856	11%	2%
Other mature geographies	408	388	(5)%	(3)%
Total mature geographies	2,955	3,062	4%	(2)%
Growth geographies	1,275	1,115	(13)%	(18)%
Philips Group	4,230	4,177	(1)%	(7)%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Comparable sales declined by 7%, mainly due to supply chain shortages and COVID lockdowns in China. Sales in mature geographies decreased by 2%, with low-single-digit growth in North America and high-single-digit growth in Japan, which was more than offset by a high-single-digit decline in Western Europe, on the back of double-digit growth in the Diagnosis & Treatment and Personal Heath businesses in Q2 2021. In growth geographies, sales decreased by 18% on a comparable basis, mainly due to China.

Cash and cash equivalents balance in millions of EUR

	Q2 2021	Q2 2022
Beginning cash balance	1,080	1,445
Free cash flow1)	167	(488)
Net cash flows from operating activities	332	(306)
Net capital expenditures	(166)	(182)
Other cash flows from investing activities	1	(173)
Treasury shares transactions	(83)	4
Changes in debt	234	775
Dividend paid to shareholders	(409)	(350)
Other cash flow items	(9)	59
Net cash flows from discontinued operations	38	(14)
Ending cash balance	1,019	1,258
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Net cash flows from operating activities decreased, mainly due to increased working capital and consumption of provisions.
  Other cash flows from investing activities mainly includes milestone payments related to the acquisitions of Cardiologs and Intact Vascular.
  Treasury shares transactions in Q2 2021 included share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes new bonds issued of EUR 2 billion, partly offset by bond repayments of EUR 1.2 billion.
  Net cash flows from discontinued operations includes cash flows from the Domestic Appliances business in Q2 2021.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	March 31, 2022	June 30, 2022
Long-term debt	6,476	6,788
Short-term debt	531	1,213
Total debt	7,008	8,001
Cash and cash equivalents	1,445	1,258
Net debt	5,562	6,743
Shareholders' equity	14,462	14,727
Non-controlling interests	36	39
Group equity	14,498	14,766
Net debt : group equity ratio1)	28:72	31:69
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2021	Q2 2022
Sales	2,117	2,157
Sales growth
Nominal sales growth	10%	2%
Comparable sales growth1)	16%	(4)%
Income from operations	262	112
as a % of sales	12.4%	5.2%
EBITA1)	285	142
as a % of sales	13.5%	6.6%
Adjusted EBITA1)	279	134
as a % of sales	13.2%	6.2%
Adjusted EBITDA1)	350	202
as a % of sales	16.5%	9.4%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 4% in Q2 2022, with high-single-digit growth in Enterprise Diagnostic Informatics and mid-single-digit growth in Image-Guided Therapy, which was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to specific electronic component shortages.
  Comparable sales in mature geographies showed a low-single-digit decline, on the back of double-digit growth in Q2 2021. Growth geographies recorded a high-single-digit decline, mainly due to China.
  Adjusted EBITA was EUR 134 million and the margin amounted to 6.2%, mainly due to the decline in sales, cost inflation and an unfavorable mix impact, partly offset by productivity measures.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 8 million, compared to a gain of EUR 6 million in Q2 2021. Q2 2022 includes restructuring charges of EUR 15 million, and acquisition-related charges of EUR 10 million offset by a EUR 33 million gain related to the re-measurement of contingent consideration liabilities. In Q3 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 40 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2021	Q2 2022
Sales	1,180	1,060
Sales growth
Nominal sales growth	(11)%	(10)%
Comparable sales growth1)	(16)%	(13)%
Income from operations	(218)	(150)
as a % of sales	(18.5)%	(14.2)%
EBITA1)	(158)	(104)
as a % of sales	(13.4)%	(9.8)%
Adjusted EBITA1)	135	12
as a % of sales	11.4%	1.1%
Adjusted EBITDA1)	175	73
as a % of sales	14.8%	6.9%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 13%, mainly due to the consequences of the Respironics field action and the impact of supply chain headwinds.
  Comparable sales in mature geographies showed a high-single-digit decline, while growth geographies recorded a double-digit decline.
  Adjusted EBITA was EUR 12 million and the margin amounted to 1.1%, mainly due to the decline in sales and cost inflation, partly offset by productivity measures.
  Restructuring, acquisition-related and other charges were EUR 116 million, compared to EUR 293 million in Q2 2021. Q2 2022 includes EUR 50 million of running remediation costs in Respironics, provisions for quality actions in Connected Care of EUR 24 million, and portfolio realignment charges of EUR 23 million. In Q3 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 70 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q2 2021	Q2 2022
Sales	829	831
Sales growth
Nominal sales growth	28%	0%
Comparable sales growth1)	33%	(5)%
Income from operations	135	98
as a % of sales	16.3%	11.8%
EBITA1)	139	102
as a % of sales	16.8%	12.3%
Adjusted EBITA1)	138	103
as a % of sales	16.6%	12.4%
Adjusted EBITDA1)	167	130
as a % of sales	20.1%	15.6%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 5%, on the back of 33% comparable sales growth in Q2 2021. Oral Healthcare recorded a low-single-digit decline and Personal Care showed a high-single-digit decline.
  Comparable sales in mature geographies showed mid-single-digit growth, driven by double-digit growth in North America, partly offset by a high-single-digit decline in Western Europe.  Growth geographies recorded a double-digit decline, mainly due to China.
  Adjusted EBITA was EUR 103 million and the margin amounted to 12.4%, mainly due to the decline in sales and cost inflation.

Other

Key data

in millions of EUR

	Q2 2021	Q2 2022
Sales	104	128
Income from operations	(94)	(49)
EBITA1)	(93)	(47)
Adjusted EBITA1) of:	(20)	(33)
IP Royalties	50	59
Innovation	(33)	(31)
Central costs	(30)	(68)
Other	(8)	8
Adjusted EBITDA1)	70	56
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales increased by EUR 24 million, mainly due to supplies to the divested Domestic Appliances business and higher royalty income.
  Adjusted EBITA decreased by EUR 13 million, with an increase in Central costs largely due to an adverse currency impact, investments (mainly in Quality & Regulatory), and one-off gains in 2021.
  Restructuring, acquisition-related and other charges amounted to EUR 14 million, compared to EUR 73 million in Q2 2021. Q2 2021 included a loss of EUR 70 million related to a divestment and EUR 27 million of separation costs related to the Domestic Appliances business, partly offset by a benefit of EUR 33 million from the re-measurement of environmental liabilities. In Q3 2022, restructuring and other charges are expected to total approximately EUR 30 million.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2021 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021.

Sales growth composition

in %

	Q2 2022				January to June
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2022 versus 2021
Diagnosis & Treatment	1.9%	0.0%	(6.2)%	(4.3)%	2.4%	0.0%	(5.7)%	(3.3)%
Connected Care	(10.1)%	3.1%	(6.3)%	(13.3)%	(12.1)%	0.2%	(5.4)%	(17.3)%
Personal Health	0.2%	0.0%	(5.5)%	(5.4)%	6.3%	0.0%	(5.4)%	0.8%
Philips Group	(1.3)%	0.6%	(6.0)%	(6.6)%	0.5%	(0.3)%	(5.5)%	(5.3)%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q2		January to June
	2021	2022	2021	2022
Net income	153	(20)	192	(171)
Discontinued operations, net of income taxes	(88)	(4)	(161)	(4)
Income from continuing operations	65	(24)	31	(176)
Continuing operations non-controlling interests	(2)	(2)	(3)	(2)
Income from continuing operations attributable to shareholders 1)	63	(26)	28	(177)
Adjustments for:
Amortization and impairment of acquired intangible assets	67	81	186	155
Impairment of goodwill	21	0	15	0
Restructuring and acquisition-related charges	45	14	54	38
Other items:	314	111	607	436
Respironics field action provision	250		500	165
Respironics running remediation costs		50		100
Provisions for quality actions in Connected Care		24		32
Portfolio realignment charges		23		110
Loss on divestment of business	70		70
Remaining items	(6)	14	37	28
Net finance expenses	(29)	4	(50)	3
Tax impact of adjusted items and tax-only adjusting items	(115)	(53)	(214)	(189)
Adjusted income from continuing operations attributable to shareholders 1)	366	130	626	266
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.07	(0.03)	0.03	(0.20)
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.40	0.14	0.69	0.30
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2022
Net income	(20)
Discontinued operations, net of income taxes	(4)
Income tax expense	(10)
Investments in associates, net of income taxes	(4)
Financial expenses	68
Financial income	(20)
Income from operations	11	112	(150)	98	(49)
Amortization and impairment of acquired intangible assets	81	30	46	4	1
EBITA	92	142	(104)	102	(47)
Restructuring and acquisition-related charges	14	(8)	17	1	3
Other items:	111	-	99		11
Respironics running remediation costs	50		50
Provisions for quality actions in Connected Care	24		24
Portfolio realignment charges	23		23
Remaining items	14	-	2		11
Adjusted EBITA	216	134	12	103	(33)

January to June 2022
Net income	(171)
Discontinued operations, net of income taxes	(4)
Income tax expense	(77)
Investments in associates, net of income taxes	7
Financial expenses	112
Financial income	(37)
Income from operations	(170)	200	(528)	222	(65)
Amortization and impairment of acquired intangible assets	155	55	89	8	3
EBITA	(15)	255	(439)	230	(62)
Restructuring and acquisition-related charges	38	(9)	36	1	10
Other items:	436	-	418		17
Respironics field action provision	165		165
Respironics running remediation costs	100		100
Provisions for quality actions in Connected Care	32		32
Portfolio realignment charges	110		110
Remaining items	28	-	10		17
Adjusted EBITA	459	247	16	231	(35)

Q2 2021
Net income	153
Discontinued operations, net of income taxes	(88)
Income tax expense	11
Investments in associates, net of income taxes	2
Financial expenses	46
Financial income	(39)
Income from operations	85	262	(218)	135	(94)
Amortization and impairment of acquired intangible assets	67	22	39	4	1
Impairment of goodwill	21		21
EBITA	173	285	(158)	139	(93)
Restructuring and acquisition-related charges	45	32	16	(1)	(2)
Other items:	314	(38)	277	-	75
Respironics field action provision	250		250
Loss on divestment of business	70				70
Remaining items	(6)	(38)	27	-	5
Adjusted EBITA	532	279	135	138	(20)

January to June 2021
Net income	192
Discontinued operations, net of income taxes	(161)
Income tax expense	(5)
Investments in associates, net of income taxes	(6)
Financial expenses	89
Financial income	(75)
Income from operations	33	356	(376)	234	(181)
Amortization and impairment of acquired intangible assets	186	104	71	8	3
Impairment of goodwill	15	2	13
EBITA	234	463	(292)	242	(178)
Restructuring and acquisition-related charges	54	14	38	-	1
Other items:	607	(36)	538	-	105
Respironics field action provision	500		500
Loss on divestment of business	70				70
Remaining items	37	(36)	38	-	35
Adjusted EBITA	894	441	284	242	(73)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2022
Net income	(20)
Discontinued operations, net of income taxes	(4)
Income tax expense	(10)
Investments in associates, net of income taxes	(4)
Financial expenses	68
Financial income	(20)
Income from operations	11	112	(150)	98	(49)
Depreciation, amortization and impairments of assets	342	109	106	32	94
Restructuring and acquisition-related charges	14	(8)	17	1	3
Other items:	111	-	99		11
Respironics running remediation costs	50		50
Provisions for quality actions in Connected Care	24		24
Portfolio realignment charges	23		23
Remaining items	14	-	2		11
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(16)	(12)	-		(4)
Adjusted EBITDA	461	202	73	130	56

January to June 2022
Net income	(171)
Discontinued operations, net of income taxes	(4)
Income tax expense	(77)
Investments in associates, net of income taxes	7
Financial expenses	112
Financial income	(37)
Income from operations	(170)	200	(528)	222	(65)
Depreciation, amortization and impairments of assets	696	204	239	66	187
Restructuring and acquisition-related charges	38	(9)	36	1	10
Other items:	436	-	418		17
Respironics field action provision	165		165
Respironics running remediation costs	100		100
Provisions for quality actions in Connected Care	32		32
Portfolio realignment charges	110		110
Remaining items	28	-	10		17
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(52)	(13)	(33)		(6)
Adjusted EBITDA	948	383	133	289	143

Q2 2021
Net income	153
Discontinued operations, net of income taxes	(88)
Income tax expense	11
Investments in associates, net of income taxes	2
Financial expenses	46
Financial income	(39)
Income from operations	85	262	(218)	135	(94)
Depreciation, amortization and impairments of assets	333	110	101	33	89
Impairment of goodwill	21		21
Restructuring and acquisition-related charges	45	32	16	(1)	(2)
Other items:	314	(38)	277	-	75
Respironics field action provision	250		250
Loss on divestment of business	70				70
Remaining items	(6)	(38)	27	-	5
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(37)	(16)	(22)	-	2
Adjusted EBITDA	762	350	175	167	70

January to June 2021
Net income	192
Discontinued operations, net of income taxes	(161)
Income tax expense	(5)
Investments in associates, net of income taxes	(6)
Financial expenses	89
Financial income	(75)
Income from operations	33	356	(376)	234	(181)
Depreciation, amortization and impairments of assets	671	260	175	63	172
Impairment of goodwill	15	2	13
Restructuring and acquisition-related charges	54	14	38	-	1
Other items:	607	(36)	538	-	105
Respironics field action provision	500		500
Loss on divestment of business	70				70
Remaining items	37	(36)	38	-	35
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(38)	(18)	(22)	-	2
Adjusted EBITDA	1,341	578	366	298	99

Composition of free cash flow

in millions of EUR

	Q2		January to June
	2021	2022	2021	2022
Net cash provided by operating activities	332	(306)	653	(533)
Net capital expenditures	(166)	(182)	(318)	(356)
Purchase of intangible assets	(38)	(13)	(53)	(41)
Expenditures on development assets	(69)	(71)	(130)	(132)
Capital expenditures on property, plant and equipment	(78)	(98)	(155)	(190)
Proceeds from disposals of property, plant and equipment	20	(1)	21	6
Free cash flow	167	(488)	336	(890)

Philips statistics

in millions of EUR unless otherwise stated

	2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,827	4,230	4,156	4,944	3,918	4,177
Comparable sales growth1)	9%	9%	(8)%	(10)%	(4)%	(7)%
Comparable order intake2)	(5)%	(15)%	47%	4%	5%	1%
Gross margin	1,487	1,789	1,973	1,918	1,511	1,731
as a % of sales	38.9%	42.3%	47.5%	38.8%	38.6%	41.4%
Selling expenses	(986)	(1,056)	(1,041)	(1,175)	(1,064)	(1,111)
as a % of sales	(25.8)%	(25.0)%	(25.0)%	(23.8)%	(27.2)%	(26.6)%
G&A expenses	(173)	(138)	(164)	(124)	(155)	(146)
as a % of sales	(4.5)%	(3.3)%	(3.9)%	(2.5)%	(4.0)%	(3.5)%
R&D expenses	(424)	(470)	(437)	(475)	(495)	(490)
as a % of sales	(11.1)%	(11.1)%	(10.5)%	(9.6)%	(12.6)%	(11.7)%
Income from operations	(52)	85	358	162	(181)	11
as a % of sales	(1.4)%	2.0%	8.6%	3.3%	(4.6)%	0.3%
Net income	40	153	2,980	151	(151)	(20)
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	(0.04)	0.07	0.47	0.16	(0.17)	(0.03)
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.28	0.40	0.40	0.57	0.15	0.14
EBITA1)	61	173	426	230	(107)	92
as a % of sales	1.6%	4.1%	10.2%	4.6%	(2.7)%	2.2%
Adjusted EBITA1)	362	532	512	647	243	216
as a % of sales	9.5%	12.6%	12.3%	13.1%	6.2%	5.2%
Adjusted EBITDA1)	579	762	739	905	488	461
as a % of sales	15.1%	18.0%	17.8%	18.3%	12.5%	11.0%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics

in millions of EUR unless otherwise stated

	2021				2022
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,827	8,057	12,212	17,156	3,918	8,095
Comparable sales growth1)	9%	9%	3%	(1)%	(4)%	(5)%
Comparable order intake2)	(5)%	(11)%	4%	4%	5%	3%
Gross margin	1,487	3,277	5,250	7,168	1,511	3,243
as a % of sales	38.9%	40.7%	43.0%	41.8%	38.6%	40.1%
Selling expenses	(986)	(2,042)	(3,083)	(4,258)	(1,064)	(2,175)
as a % of sales	(25.8)%	(25.3)%	(25.2)%	(24.8)%	(27.2)%	(26.9)%
G&A expenses	(173)	(311)	(475)	(599)	(155)	(301)
as a % of sales	(4.5)%	(3.9)%	(3.9)%	(3.5)%	(4.0)%	(3.7)%
R&D expenses	(424)	(894)	(1,331)	(1,806)	(495)	(985)
as a % of sales	(11.1)%	(11.1)%	(10.9)%	(10.5)%	(12.6)%	(12.2)%
Income from operations	(52)	33	391	553	(181)	(170)
as a % of sales	(1.4)%	0.4%	3.2%	3.2%	(4.6)%	(2.1)%
Net income	40	192	3,173	3,323	(151)	(171)
Income from continuing operations attributable to shareholders3) per common share in EUR - diluted	(0.04)	0.03	0.51	0.67	(0.17)	(0.20)
Adjusted income from continuing operations attributable to shareholders3) per common share in EUR - diluted1)	0.28	0.69	1.08	1.65	0.15	0.30
EBITA1)	61	234	660	890	(107)	(15)
as a % of sales	1.6%	2.9%	5.4%	5.2%	(2.7)%	(0.2)%
Adjusted EBITA1)	362	894	1,406	2,054	243	459
as a % of sales	9.5%	11.1%	11.5%	12.0%	6.2%	5.7%
Adjusted EBITDA1)	579	1,341	2,080	2,985	488	948
as a % of sales	15.1%	16.6%	17.0%	17.4%	12.5%	11.7%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,289	912,734	910,306	870,182	869,298	885,316
Shareholders' equity per common share in EUR	13.80	13.10	16.00	16.59	16.64	16.63
Net debt : group equity ratio1)	34:66	36:64	21:79	24:76	28:72	31:69
Total employees	77,343	77,084	77,746	78,189	78,548	78,831
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips' ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; Philips' ability to execute and deliver on programs on business transformation and IT system changes and continuity; the effectiveness of our supply chain; attracting and retaining personnel; COVID and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2021. Reference is also made to Risk management in the Philips semi-annual report 2022.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2021.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2021 In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to the totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2021 except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated financial statements for the year ending December 31, 2022.

Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

*) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Philips semi-annual report 2022

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2021. The semi-annual report for the six months ended June 30, 2022 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2022, which have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2022 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 25, 2022

Board of Management

Frans van Houten

Abhijit Bhattacharya

Marnix van Ginneken

Management report Philips performance

Key data

in millions of EUR unless otherwise stated

	January to June
	2021	2022
Sales	8,057	8,095
Nominal sales growth	5%	0%
Comparable sales growth1)	9%	(5)%
Comparable order intake2)	(11)%	3%
Income from operations	33	(170)
as a % of sales	0.4%	(2.1)%
Financial income and expenses, net	(13)	(75)
Investments in associates, net of income taxes	6	(7)
Income tax (expense) benefit	5	77
income from continuing operations	31	(176)
Discontinued operations, net of income taxes	161	4
Net income	192	(171)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	0.03	(0.20)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.69	0.30
Net income attributable to shareholders3) (in EUR) - diluted	0.21	(0.20)
EBITA1)	234	(15)
as a % of sales	2.9%	(0.2)%
Adjusted EBITA1)	894	459
as a % of sales	11.1%	5.7%
Adjusted EBITDA1)	1,341	948
as a % of sales	16.6%	11.7%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 5% due to global supply chain challenges, COVID lockdowns in China, and consequences of the Respironics field action. Comparable sales in the Personal Health businesses showed a low-single-digit increase, which was more than offset by a double-digit decline in the Connected Care businesses and a low-single-digit decline in the Diagnosis & Treatment businesses.
  Comparable order intake increased by 3%, driven by mid-single-digit growth in the Diagnosis & Treatment businesses.
  Adjusted EBITA was EUR 459 million and the margin amounted to 5.7%, due to the decline in sales and cost inflation, partly offset by cost savings.
  Restructuring, acquisition-related and other charges amounted to EUR 474 million, compared to EUR 661 million in the first half of 2021. The first half of 2022 includes EUR 165 million for the Respironics field action provision, portfolio realignment charges of EUR 110 million, running remediation costs in Respironics of EUR 100 million, provisions for quality actions in Connected Care of EUR 32 million, restructuring charges of EUR 54 million, and acquisition-related charges of EUR 43 million offset by a EUR 58 million gain related to the re-measurement of contingent consideration liabilities.
  Financial income and expenses resulted in an expense of EUR 75 million, compared to an expense of EUR 13 million in the first half of 2021. The first half of 2022 includes lower gains on the value of our minority participations  and higher interest expense due to the new bonds issued compared to the first half of 2021.
  Income tax expense decreased by EUR 72 million year-on-year, mainly due to lower income and prior years’ assessment.
  Net income decreased by EUR 363 million, mainly due to lower operational earnings, lower net income from discontinued operations, and running remediation costs in Respironics, partly offset by lower charges in relation to the Respironics field action provision.

Cash and cash equivalents balance

in millions of EUR

	January to June
	2021	2022
Beginning cash balance	3,226	2,303
Free cash flow1)	336	(890)
Net cash flows from operating activities	653	(533)
Net capital expenditures	(318)	(356)
Other cash flows from investing activities	(2,890)	(521)
Treasury shares transactions	(80)	(34)
Changes in debt	691	734
Dividend paid to shareholders	(409)	(350)
Other cash flow items	38	73
Net cash flows from discontinued operations	107	(58)
Ending cash balance	1,019	1,258
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Net cash flows from operating activities decreased, mainly due to increased working capital, consumption of provisions and higher income tax paid compared to the first half of 2021.
  Other cash flows from investing activities mainly includes the acquisitions of Vesper Medical and Cardiologs, whereas the first half of 2021 mainly included the acquisitions of BioTelemetry and Capsule Technologies.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Changes in debt mainly includes new bonds issued of EUR 2 billion, partly offset by bond repayments of EUR 1.2 billion.
  Net cash flows from discontinued operations includes a tax payment related to a divested business, whereas the first half of 2021 included cash flows from the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2021	June 30, 2022
Long-term debt	6,473	6,788
Short-term debt	506	1,213
Total debt	6,980	8,001
Cash and cash equivalents	2,303	1,258
Net debt	4,676	6,743
Shareholders' equity	14,438	14,727
Non-controlling interests	36	39
Group equity	14,475	14,766
Net debt : group equity ratio1)	24:76	31:69
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  The increase in net debt to group equity mainly reflects the issuance of new bonds, net of repayments, during 2022.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2021	2022
Sales	3,973	4,069
Sales growth
Nominal sales growth	6%	2%
Comparable sales growth1)	13%	(3)%
Income from operations	356	200
as a % of sales	9.0%	4.9%
EBITA1)	463	255
as a % of sales	11.7%	6.3%
Adjusted EBITA1)	441	247
as a % of sales	11.1%	6.1%
Adjusted EBITDA1)	578	383
as a % of sales	14.5%	9.4%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 3%, with high-single-digit growth in Image-Guided Therapy and low-single-digit growth in Enterprise Diagnostic Informatics, which was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to specific electronic component shortages.
  Comparable sales in mature geographies showed a low-single-digit decline. Low-single-digit growth in North America was more than offset by a mid-single-digit decline in Western Europe, on the back of double-digit growth in the first half of 2021. Growth geographies recorded a high-single-digit decline, which was due to China.
  Adjusted EBITA was EUR 247 million and the margin amounted to 6.1%, mainly due to the decline in sales, cost inflation and an adverse mix impact.
  Restructuring, acquisition-related and other charges amounted to a gain of EUR 9 million, compared to a gain of EUR 22 million in the first half of 2021. The first half of 2022 includes restructuring charges of EUR 31 million, and acquisition-related charges of EUR 18 million offset by a EUR 58 million gain related to the re-measurement of contingent consideration liabilities.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2021	2022
Sales	2,335	2,053
Sales growth
Nominal sales growth	(4)%	(12)%
Comparable sales growth1)	(6)%	(17)%
Income from operations	(376)	(528)
as a % of sales	(16.1)%	(25.7)%
EBITA1)	(292)	(439)
as a % of sales	(12.5)%	(21.4)%
Adjusted EBITA1)	284	16
as a % of sales	12.2%	0.8%
Adjusted EBITDA1)	366	133
as a % of sales	15.7%	6.5%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 17%, mainly due to the consequences of the Respironics field action and the impact of supply chain headwinds.
  Comparable sales in growth and mature geographies showed a double-digit decline.
  Adjusted EBITA was EUR 16 million and the margin amounted to 0.8%, mainly due to the decline in sales and cost inflation, partly offset by cost savings.
  Restructuring, acquisition-related and other charges were EUR 454 million, compared to EUR 576 million in the first half of 2021. The first half of 2022 includes EUR 165 million for the Respironics field action provision, portfolio realignment charges of EUR 110 million, running remediation costs of EUR 100 million in Respironics, provisions for quality actions in Connected Care of EUR 32 million, and EUR 36 million of restructuring and acquisition-related charges.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	January to June
	2021	2022
Sales	1,570	1,669
Sales growth
Nominal sales growth	19%	6%
Comparable sales growth1)	25%	1%
Income from operations	234	222
as a % of sales	14.9%	13.3%
EBITA1)	242	230
as a % of sales	15.4%	13.8%
Adjusted EBITA1)	242	231
as a % of sales	15.4%	13.8%
Adjusted EBITDA1)	298	289
as a % of sales	19.0%	17.3%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales growth was 1%, on the back of 25% comparable sales growth in the first half of 2021. Oral Healthcare recorded high-single-digit growth and Mother & Child Care mid-single-digit growth, partly offset by a mid-single-digit decline in Personal Care.
  Comparable sales in mature geographies showed mid-single-digit growth, driven by double-digit growth in North America, partly offset by a high-single-digit decline in Western Europe. Growth geographies recorded a mid-single-digit decline, mainly due to China.
  Adjusted EBITA was EUR 231 million and the margin amounted to 13.8%, mainly due to the increase in sales and a favorable price impact, partly offset by cost inflation.

Other

Key data

in millions of EUR unless otherwise stated

	January to June
	2021	2022
Sales	179	304
Income from operations	(181)	(65)
EBITA1)	(178)	(62)
Adjusted EBITA1) of:	(73)	(35)
IP Royalties	81	160
Innovation	(68)	(61)
Central costs	(75)	(132)
Other	(12)	(2)
Adjusted EBITDA1)	99	143
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales increased by EUR 125 million, mainly due to higher royalty income and supplies to the divested Domestic Appliances business.
  Adjusted EBITA increased by EUR 38 million, mainly driven by higher royalty income, partly offset by an increase in Central costs, which was largely due to investments (mainly in Quality & Regulatory), one-off gains in 2021, and an adverse currency impact.
  Restructuring, acquisition-related and other charges amounted to EUR 27 million, compared to EUR 106 million in the first half of 2021. The first half of 2021 included a loss of EUR 70 million related to a divestment and EUR 50 million of separation costs related to the Domestic Appliances business, partly offset by a benefit of EUR 33 million from the re-measurement of environmental liabilities.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q2		January to June
	2021	2022	2021	2022
Sales	4,230	4,177	8,057	8,095
Cost of sales	(2,441)	(2,445)	(4,780)	(4,852)
Gross margin	1,789	1,731	3,277	3,243
Selling expenses	(1,056)	(1,111)	(2,042)	(2,175)
General and administrative expenses	(138)	(146)	(311)	(301)
Research and development expenses	(470)	(490)	(894)	(985)
Other business income	60	50	110	83
Other business expenses	(100)	(24)	(106)	(35)
Income from operations	85	11	33	(170)
Financial income	39	20	75	37
Financial expenses	(46)	(68)	(89)	(112)
Investments in associates, net of income taxes	(2)	4	6	(7)
Income before taxes	76	(34)	26	(253)
Income tax (expense) benefit	(11)	10	5	77
Income from continuing operations	65	(24)	31	(176)
Discontinued operations, net of income taxes	88	4	161	4
Net income	153	(20)	192	(171)
Attribution of net income
Income from continuing operations attributable to shareholders of Koninklijke Philips N.V.	63	(26)	28	(177)
Net income attributable to shareholders1)	150	(22)	190	(173)
Net income attributable to non-controlling interests	2	2	3	2
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	907,481	884,166	906,360	879,130
- diluted	913,285	884,166	913,338	879,130
Income from continuing operations attributable to shareholders1)
- basic	0.07	(0.03)	0.03	(0.20)
- diluted	0.07	(0.03)	0.03	(0.20)
Net income attributable to shareholders1)
- basic	0.17	(0.02)	0.21	(0.20)
- diluted	0.16	(0.02)	0.21	(0.20)
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Condensed statements of comprehensive income

In millions of EUR

	Q2		January to June
	2021	2022	2021	2022
Net income for the period	153	(20)	192	(171)

Pensions and other post employment plans:
Remeasurement, before tax	-	(1)	-	(1)
Income tax effect on remeasurements	11		11	-

Financial assets fair value through OCI:
Net current-period change, before tax	(7)	(8)	(5)	(29)
Income tax effect on net current-period change	1	1	1	2
Total of items that will not be reclassified to Income statement	4	(8)	7	(28)

Currency translation differences:
Net current-period change, before tax	(186)	742	388	949
Income tax effect on net current-period change	-	(6)	(1)	(3)
Reclassification adjustment for (gain) loss realized	36		36

Cash flow hedges:
Net current-period change, before tax	5	(10)	(20)	(23)
Income tax effect on net current-period change	(2)	(5)	9	(6)
Reclassification adjustment for (gain) loss realized	(5)	19	(14)	33
Total of items that are or may be reclassified to Income Statement	(151)	740	398	951

Other comprehensive income (loss) for the period	(147)	732	404	922

Total comprehensive income (loss) for the period	6	712	597	751

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	4	709	593	748
Non-controlling interests	2	3	4	3

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

In millions of EUR

	December 31, 2021	June 30, 2022
Non-current assets:
Property, plant and equipment	2,699	2,743
Goodwill	10,637	11,674
Intangible assets excluding goodwill	3,650	3,863
Non-current receivables	224	272
Investments in associates	426	638
Other non-current financial assets	630	640
Non-current derivative financial assets	2	3
Deferred tax assets	2,216	2,488
Other non-current assets	129	132
Total non-current assets	20,613	22,453

Current assets:
Inventories	3,450	4,100
Other current financial assets	2	8
Other current assets	493	686
Current derivative financial assets	61	98
Income tax receivable	180	279
Current receivables	3,787	3,533
Assets classified as held for sale	71	74
Cash and cash equivalents	2,303	1,258
Total current assets	10,347	10,037
Total assets	30,961	32,490

Equity:
Equity	14,438	14,727
Common shares	177	178
Reserves	748	1,668
Other	13,514	12,881
Non-controlling interests	36	39
Group equity	14,475	14,766

Non-current liabilities:
Long-term debt	6,473	6,788
Non-current derivative financial liabilities	119	4
Long-term provisions	1,315	1,309
Deferred tax liabilities	83	109
Non-current contract liabilities	446	490
Non-current tax liabilities	544	560
Other non-current liabilities	56	33
Total non-current liabilities	9,037	9,294

Current liabilities:
Short-term debt	506	1,213
Current derivative financial liabilities	83	292
Income tax payable	128	65
Accounts payable	1,872	1,806
Accrued liabilities	1,784	1,599
Current contract liabilities	1,491	1,728
Short-term provisions	998	1,037
Dividend payable		62
Liabilities directly associated with assets held for sale	1	1
Other current liabilities	587	628
Total current liabilities	7,450	8,430
Total liabilities and group equity	30,961	32,490

Amounts may not add up due to rounding.

Condensed consolidated statements of cash flows

In millions of EUR

	January to June
	2021	2022
Cash flows from operating activities:
Net income (loss)	192	(171)
Results of discontinued operations - net of income tax	(161)	(4)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of fixed assets	671	696
Impairment of goodwill and other non-current financial assets	15	1
Share-based compensation	57	39
Net loss on sale of assets	54	(10)
Interest income	(11)	(17)
Interest expense on debt, borrowings and other liabilities	76	91
Investments in associates, net of income taxes	(6)	17
Income taxes	(5)	(77)
Decrease (increase) in working capital:	(291)	(482)
Decrease (increase) in receivables and other current assets	461	187
Decrease (increase) in inventories	(418)	(507)
Increase (decrease) in accounts payable, accrued and other current liabilities	(334)	(162)
Decrease (increase) in non-current receivables, other assets and other liabilities	54	(125)
Increase (decrease) in provisions	321	(115)
Other items	(87)	(27)
Interest received	10	8
Interest paid	(93)	(103)
Dividends received from investments in associates	4	4
Income taxes paid	(146)	(258)
Net cash provided by (used for) operating activities	653	(533)
Cash flows from investing activities:
Net capital expenditures	(318)	(356)
Purchase of intangible assets	(53)	(41)
Expenditures on development assets	(130)	(132)
Capital expenditures on property, plant and equipment	(155)	(190)
Proceeds from sales of property, plant and equipment	21	6
Net proceeds from (cash used for) derivatives and current financial assets	23	(26)
Purchase of other non-current financial assets	(65)	(52)
Proceeds from other non-current financial assets	80	38
Purchase of businesses, net of cash acquired	(3,009)	(487)
Net proceeds from sale of interests in businesses, net of cash disposed of	81	7
Net cash provided by (used for) investing activities	(3,207)	(877)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	809	62
Principal payments on short-term portion of long-term debt	(145)	(1,333)
Proceeds from issuance of long-term debt	27	2,006
Re-issuance of treasury shares	16	12
Purchase of treasury shares	(95)	(47)
Dividend paid to shareholders of Koninklijke Philips N.V.	(409)	(350)
Dividend paid to shareholders of non-controlling interests	(1)	(1)
Net cash provided by (used for) financing activities	201	349

Net cash provided by (used for) continuing operations	(2,353)	(1,061)

Net cash provided by (used for) discontinued operations	107	(58)

Net cash provided by (used for) continuing and discontinued operations	(2,245)	(1,120)
Effect of change in exchange rates on cash and cash equivalents	39	74
Cash and cash equivalents at the beginning of the period	3,226	2,303
Cash and cash equivalents at the end of the period	1,019	1,258

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items. Amounts may not add up due to rounding.

Condensed consolidated statements of changes in equity

In millions of EUR

	Common shares	Currency translation differences	Fair value through OCI	Cash flow hedges	Capital in excess of par value	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Total equity
		Reserves			Other
Balance as of January 1, 2021	182	(58)	(305)	23	4,400	7,828	(199)	11,870	31	11,901
Total comprehensive income (loss)		422	(4)	(25)		200		593	4	597
Dividend distributed	1				290	(773)		(482)	(1)	(483)
Minority buy-out									-	-
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings						-		-		-
Purchase of treasury shares						-		-		-
Re-issuance of treasury shares					(146)	18	137	9		9
Forward contracts						(6)	(84)	(90)		(90)
Share call options						6	(11)	(5)		(5)
Share-based compensation plans					58			58		58
Income tax share-based compensation plans					(1)			(1)		(1)
Balance as of June 30, 2021	183	364	(309)	(2)	4,600	7,274	(158)	11,952	34	11,987

Balance as of December 31, 2021	177	1,117	(344)	(25)	4,646	9,344	(476)	14,438	36	14,475
Total comprehensive income (loss)		944	(27)	5		(174)		748	3	751
Dividend distributed	3				326	(741)		(412)	(1)	(413)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(1)			1		-		-
Purchase of treasury shares						-	(24)	(24)		(24)
Re-issuance of treasury shares					(40)	(25)	74	8		8
Forward contracts						(63)		(63)		(63)
Share call options						5	(11)	(6)		(6)
Cancellation of treasury shares	(2)					(298)	299
Share-based compensation plans					38			38		38
Income tax share-based compensation plans					-			-		-
Balance as of June 30, 2022	178	2,061	(372)	(21)	4,970	8,049	(138)	14,727	39	14,766

Amounts may not add up due to rounding.

Notes to the unaudited semi-annual condensed consolidated financial statements

Basis of preparation

These condensed consolidated financial statements for the six-month period ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU.

The condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these statements are to be read in conjunction with the Annual Report for the year ended December 31, 2021.

The condensed financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to the totals provided. Certain comparative-period amounts have been reclassified to conform to the current-period presentation.

Significant accounting policies

The significant accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Annual Report 2021, except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated financial statements for the year ending December 31, 2022. The new and amended standards did not have a material impact on the company's condensed consolidated financial statements. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective and endorsed.

Estimates

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions. In preparing these condensed financial statements, unless otherwise disclosed, the significant estimates and judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

Results of operations

In the six months ended June 30, 2022, the company's business and results were impacted by global, industry-wide challenges including global supply chain constraints, COVID lockdown measures in China, inflationary pressures and the Russia-Ukraine war.

Global supply chain constraints

Limited availability and delays in the supply of certain components and products internationally, partly a consequence of COVID and the Russia-Ukraine war (as noted further below), impacted the company’s results for the six months ended June 30, 2022. In addition, the supply chain constraints resulted in an increase in overall working capital balances, in particular inventories. Inventories increased compared to December 31, 2021 as work in process inventories could not be translated to finished goods available for sale due to the scarcity of certain components. While there was an increase in inventories, this has not resulted in a significant write-down of inventories, as the expectation is that such components will become available in the near future.

COVID

COVID continued to affect the company’s results, balance sheet and cash flows presented in these semi-annual condensed consolidated financial statements, in particular due to the lockdowns in China.

Production in several of our factories, as well as those of our suppliers in China, was suspended for two months, which exacerbated the global supply chain and cost challenges. The China lockdowns impacted the results of operations due to lower sales and factory under-utilization.

Where relevant, the impact of the COVID pandemic and resulting uncertainties have been considered and are reflected in amounts reported. COVID did not result in any material adjustments to the carrying amounts of assets and liabilities during the six-month period ended June 30, 2022. In addition, there were no changes to treasury and other financial risks other than those disclosed in the Annual Report 2021. Further reference is made to the COVID note included in the Annual Report 2021, which details the impact of the pandemic on significant accounting matters.

Inflation

Global inflation and cost headwinds resulted in an increase in cost levels and negatively impacted gross margin in the six months ended June 30, 2022.

Philips operates in two economies that are considered hyperinflationary, Argentina and Turkey. The impact of the application of IAS 29, Financial Reporting in Hyperinflationary Economies, is not material for the consolidated financial statements.

Russia-Ukraine war

Philips operates in all segments in Russia and Ukraine, which combined represented less than 2% of group sales in 2021. The vast majority of sales are generated in the Russian market. Philips employed approximately 600 employees in Russia and Ukraine in 2021.

The asset value of the activities in Russia and Ukraine are less than 1% of the consolidated total assets as of June 30, 2022. There have been no significant asset write-downs to date but we continue to closely monitor developments in this regard.

Risk management

The Annual Report 2021 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2022, Philips continues to expect global market conditions to be highly uncertain and volatile due to geopolitical and macroeconomic factors, whether or not related to the Russia-Ukraine conflict, such as, but not limited to: sanctions, trade tariffs, inflation, rising interest rates, lower capital expenditures, weakening consumer sentiment, labor shortages and cyber-attacks.

Philips continues to see uncertainty and volatility related to the impact of COVID across the world, driven by, amongst others, the effectiveness of vaccination programs, resurgences and mutations of COVID and potentially new viruses which may cause new pandemics and government responses thereto. Philips continues to expect that COVID and its macro-economic effects will negatively impact supply chains and results from operations for an uncertain period.

Although difficult to predict, other supply chain headwinds are also expected to continue throughout 2022, ultimately resulting in loss of revenue and margin. There is currently scarcity in the availability of semiconductors due to increased global demand. As a health technology company, Philips is dependent on the availability of semiconductors and continued scarcity may cause increased lead times and adversely impact our production capacity, which may result in an inability to deliver on customer needs. Inflationary trends may lead to scarcity of transportation means and an increase of related costs.

Philips operates in a highly regulated product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g. FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)). The relevant rules and regulations continue to evolve, which may impose significant additional pre-market and post-market requirements. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations, and to keep strengthening the quality and continuous improvement culture we have built up. The improvement actions in these areas will continue to affect the company’s results.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity, or capital resources.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. At the Diagnosis & Treatment businesses and Connected Care businesses, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At the Personal Health businesses, sales are generally higher in the second half-year due to holiday sales and events. The segment Other is generally not materially affected by seasonality; however, the timing of intellectual property transactions may cause variation over the year.

Segment information

Sales and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	January to June
	2021				2022
	sales	sales incl. intercompany	Adjusted EBITA1)		sales	sales incl. intercompany	Adjusted EBITA1)
				as a % of sales				as a % of sales
Diagnosis & Treatment	3,973	4,055	441	11.1%	4,069	4,213	247	6.1%
Connected Care	2,335	2,361	284	12.2%	2,053	2,071	16	0.8%
Personal Health	1,570	1,581	242	15.4%	1,669	1,687	231	13.8%
Other	179	199	(73)		304	295	(35)
Inter-segment eliminations		(139)				(172)
Philips Group	8,057	8,057	894	11.1%	8,095	8,095	459	5.7%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
January to June 2022
Net income	(171)
Discontinued operations, net of income taxes	(4)
Income tax expense	(77)
Investments in associates, net of income taxes	7
Financial expenses	112
Financial income	(37)
Income from operations	(170)	200	(528)	222	(65)
Amortization and impairment of acquired intangible assets	155	55	89	8	3
EBITA	(15)	255	(439)	230	(62)
Restructuring and acquisition-related charges	38	(9)	36	1	10
Other items:	436	-	418		17
Respironics field action provision	165		165
Respironics running remediation costs	100		100
Provisions for quality actions in Connected Care	32		32
Portfolio realignment charges	110		110
Remaining items	28	-	10		17
Adjusted EBITA	459	247	16	231	(35)

January to June 2021
Net income	192
Discontinued operations, net of income taxes	(161)
Income tax expense	(5)
Investments in associates, net of income taxes	(6)
Financial expenses	89
Financial income	(75)
Income from operations	33	356	(376)	234	(181)
Amortization and impairment of acquired intangible assets	186	104	71	8	3
Impairment of goodwill	15	2	13
EBITA	234	463	(292)	242	(178)
Restructuring and acquisition-related charges	54	14	38	-	1
Other items:	607	(36)	538	-	105
Respironics field action provision	500		500
Loss on divestment of business	70				70
Remaining items	37	(36)	38	-	35
Adjusted EBITA	894	441	284	242	(73)

Portfolio realignment charges

In the six months ended June 30, 2022, the impact of product portfolio realignment in the Connected Care segment was EUR 110 million, which included the write-down of inventory of EUR 77 million and capitalized development costs of EUR 26 million.

Sales composition and disaggregation

Sales composition

in millions of EUR unless otherwise stated

	January to June
	2021	2022
Goods	5,613	5,367
Services	2,092	2,323
Royalties	138	207
Total sales from contracts with customers	7,843	7,896
Other sources	214	198
Sales	8,057	8,095

Disaggregation of Sales per segment

in millions of EUR unless otherwise stated

	January to June 2022
	Sales a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,370	1,673	4,041	27	4,069
Connected Care	1,288	594	1,882	171	2,053
Personal Health	1,664	4	1,669		1,669
Other	105	200	304	-	304
Philips Group	5,427	2,470	7,896	198	8,095

Disaggregation of Sales per segment

in millions of EUR unless otherwise stated

	January to June 2021
	Sales a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,431	1,519	3,949	24	3,973
Connected Care	1,617	528	2,144	190	2,335
Personal Health	1,567	3	1,570		1,570
Other	36	143	179	-	179
Philips Group	5,652	2,192	7,843	214	8,057

Sales and tangible and intangible assets

in millions of EUR

	sales1)		tangible and intangible assets2)
	January to June		December 31,	June 30,
	2021	2022	2021	2022
Netherlands	245	260	1,934	1,919
United States	3,012	3,347	12,615	13,737
China	1,132	1,017	283	298
Japan	559	546	480	433
Germany	375	358	305	311
United Kingdom	229	218	567	546
France	184	160	49	265
Other countries	2,322	2,188	753	772
Philips Group	8,057	8,095	16,986	18,281
1) Sales are reported based upon country of destination 2) Includes Property, plant and equipment, Goodwill and Intangibles assets excluding goodwill

As required by IFRS 8 Operating Segments, Philips' operating segments are Diagnosis & Treatment businesses, Connected Care businesses and Personal Health businesses, each being responsible for the management of its business worldwide.

More segment information can be found in the Information by segment and main country in the Annual Report 2021.

Acquisitions and divestments

Acquisitions

In the six months ended June 30, 2022, Philips completed three acquisitions. The acquisitions involved an aggregate net cash outflow of EUR 359 million and a contingent consideration of EUR 96 million at fair value. Upon acquisition, the company recognized an aggregated Goodwill of EUR 314 million, Other intangible assets of EUR 179 million, Deferred tax assets of EUR 12 million and Deferred tax liabilities generated from the intangible assets of EUR 44 million.

Vesper Medical Inc. (Vesper) was the most notable acquisition and is discussed below. The remaining two acquisitions involved an aggregated net cash outflow of EUR 139 million. The two acquisitions resulted in an increase in Goodwill of EUR 135 million, Other intangible assets of EUR 95 million and Deferred tax liabilities of EUR 25 million.

The opening balance sheet positions reflect the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed with the acquisitions. The final determination of the fair values will be completed in 2023. As of June 30, 2022, the valuation studies necessary to determine the fair value of the intangible assets and the valuation of goodwill are preliminary.

Since the respective acquisition dates through June 30, 2022, the contribution to sales to third parties and net income of the acquired entities was not material. The sales and net income of the combined entities would not differ materially from these amounts if the acquisition date had been January 1, 2022.

Acquisition-related costs were not material.

Vesper

On January 11, 2022, Philips acquired all shares of Vesper for an amount of EUR 227 million in cash and EUR 34 million contingent consideration at fair value. Vesper, headquartered in Wayne, Pennsylvania, US, is a medical technology company that develops minimally-invasive peripheral vascular devices. The company is developing the Vesper DUO Venous Stent System®, commercialization of which is estimated to start post-FDA approval, expected in 2024. The Vesper DUO Venous Stent System® consists of venous stents intended to treat deep venous obstruction. It provides physicians with a modular portfolio to customize therapy, restore venous flow, and resolve the painful symptoms of deep venous disease for the broad range of patients suffering from chronic venous insufficiency. As of the acquisition date, Vesper forms part of the Image-Guided Therapy business portfolio of the Diagnosis & Treatment segment.

The preliminary condensed opening balance sheet of Vesper was as follows:

Opening balance sheet

in millions of EUR

At acquisition date
Vesper Medical Inc.
Assets
Intangible assets excluding goodwill	84
Deferred tax assets	12
Cash	7
Total Assets	105

Liabilities
Accounts payable and other payables	(1)
Deferred tax liabilities	(20)
Total Liabilities	(21)

Total identifiable net assets at fair value	84
Goodwill arising on acquisition	179
Total purchase consideration	(262)
Of which:
Purchase consideration transferred	(227)
Contingent consideration	(34)

Goodwill recognized in the amount of EUR 179 million mainly represents revenue synergies expected from the combination of Philips’ peripheral vascular portfolio and Vesper's venous stenting solution to address the root cause of chronic deep venous disease (DVD). Strong clinical synergies between Vesper’s innovative stenting solution and Philips' existing peripheral vascular offering will help to better support clinicians to decide, guide, treat and confirm during the procedure, thereby enhancing patient care.

Vesper Goodwill is not tax-deductible.

The majority of the Intangible assets balance relates to In-process R&D, the fair value of which is provisionally determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of In-process R&D is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 12.0%. In-process R&D is tested for impairment on an annual basis until FDA approval is obtained and the asset is reclassified to an intangible asset that is depreciated over its economical useful life.

The contingent consideration arrangement requires Philips to pay the former owners of Vesper up to a maximum undiscounted amount of EUR 44 million contingent upon FDA approval of the Vesper DUO Venous Stent System. The fair value of the contingent consideration arrangement of EUR 34 million has been estimated by calculating the present value of the future expected cash flows. The estimate is based on a discount rate of 12% and assumed probability adjusted likelihood of FDA approval at a certain point in time.

Divestments

In the six months ended June 30, 2022, Philips completed one divestment. The divestment was not material.

Investments in associates

Investments in associates increased from EUR 426 million as of December 31, 2021 to EUR 638 million as of June 30, 2022. The most notable investment was a EUR 175 million investment in B-SOFT Co Ltd, a China-based IT supplier for the medical and health sectors, listed on the stock exchange in Shenzhen. None of the investments are regarded as individually material from the point of view of the consolidated financial statements.

Goodwill

Goodwill increased by EUR 1,037 million in the six months ended June 30, 2022, as a result of goodwill recognized on new acquisitions of EUR 314 million and currency translation of EUR 712 million. For details of new acquisitions, refer to the note Acquisitions and divestments.

Goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. For the Sleep & Respiratory Care (S&RC) cash-generating unit (CGU) and a number of smaller CGUs such indicators were identified at June 30, 2022. The basis of the recoverable amount used in the Q2 2022 impairment tests for all CGUs tested is the value-in-use (VIU) methodology. This methodology is in line with the annual tests performed in 2021. Where relevant, and to the extent possible, the estimated impact of the COVID pandemic, supply chain constraints and resulting uncertainties have been reflected in the forecasts used for the VIU calculations.

The total amount of goodwill tested for impairment was EUR 2,059 million, of which EUR 2,003 million relates to S&RC. The Q2 2022 S&RC goodwill impairment test used compound sales growth rates of 7.1% (initial forecast period), 5.2% (extrapolation period) and 2.5% (terminal period). A pre-tax discount rate of 9.9% was applied. For the Q2 2022 S&RC goodwill impairment test, the estimated recoverable amount exceeded the carrying value of the CGU and therefore no impairment loss was recognized.

As disclosed in the Annual Report 2021, the value in use of the S&RC CGU remains sensitive to the assumptions set out above. This means that there is a higher risk that deviations in the mentioned key assumptions could cause the recoverable amount to fall below the level of its carrying value. This is due to the uncertainty associated with the initiated voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products, and the associated Respironics field action legal matters. As explained in Provisions and Contingent liabilities, the value of these legal matters cannot currently be estimated. Based on the Q2 2022 S&RC goodwill impairment test, an increase of 70 basis points in the pre-tax discount rate, a 400 basis points decline in the compound long-term sales growth rate or a 11.6% decrease in terminal value would, individually, cause its recoverable amount to fall to the level of its carrying value.

Intangible assets excluding goodwill

Intangible assets excluding goodwill increased by EUR 213 million in the six months ended June 30, 2022, primarily as a result of new acquisitions of EUR 179 million, capitalized development costs of EUR 193 million and currency translations of EUR 197 million, offset by amortization and impairments of EUR 362 million. For details on the impact of new acquisitions, refer to the note on Acquisitions and divestments.

The impairments in 2022 amount to EUR 50 million and mainly relate to product development (EUR 43 million). The most notable impairment in 2022 related to a product development asset in the Connected Care segment (EUR 26 million) which was fully impaired as a result of a portfolio realignment.

Equity

As of June 30, 2022, the issued and fully-paid share capital consists of 889,315,082 common shares, each share having a par value of EUR 0.20, and the total number of treasury shares amounted to 3,999,229, which were purchased at an average price of EUR 34.57 per share.

On May 10, 2022, the Extraordinary General Meeting of Shareholders approved a dividend of EUR 0.85 per common share in cash or shares, at the option of the shareholder, against the net income of the company for 2021. In June 2022, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 740 million (including costs). Approximately 44.5% of shareholders elected for a share dividend, resulting in the issuance of 14,174,568 new common shares. The cash dividend involved an amount of EUR 411 million (including costs).

In the first six months of 2022, a total of 2,116,774 treasury shares were delivered as a result of restricted share deliveries, performance share deliveries and stock option exercises.

In the first six months of 2022, a total of 389,295 shares were acquired in connection with Philips' Long-Term Incentive (LTI) Program through the unwinding of 239,880 EUR-denominated and 149,415 USD-denominated call options which were previously acquired to cover LTI commitments, and an additional EUR 7.1 million cash payment to the buyer of the call options. As of June 30, 2022, the number of outstanding EUR-denominated options was 55,750 and the number of outstanding USD-denominated options was 3,150.

In the first six months of 2022, in order to hedge commitments under share-based compensation plans, Philips entered into forward contracts for a total of 3,200,000 shares with settlement dates between November 2024 and December 2024.

Under Philips’ EUR 1.5 billion share buyback program for capital reduction purposes, which was initiated in the third quarter of 2021, Philips repurchased shares in the open market and entered into a number of forward transactions. Philips had 768,639 shares delivered in January 2022 as part of the program which resulted in a EUR 24 million increase in retained earnings against treasury shares. In June 2022, a total of 8,758,455 treasury shares were cancelled. Philips intends to have 19,571,218 shares delivered through the early settlement of forward contracts (entered into as part of the same share repurchase program) and to cancel those as well, which would result in 869,743,864 issued common shares at year-end 2022.

The net current-period change of the currency translation reserve of EUR 949 million mainly relates to the depreciation of EUR versus USD.

Debt

As of June 30, 2022, Philips had total debt of EUR 8,001 million, an increase of EUR 1,021 million compared to December 31, 2021. The majority of the debt consisted of EUR 5,459 million of public EUR and USD bonds with a weighted average interest rate of 2.88%, EUR 997 million of forward contracts for share repurchases, and EUR 1,196 million of lease liabilities.

Long-term debt was EUR 6,788 million, an increase of EUR 315 million, and short-term debt was EUR 1,213 million, an increase of EUR 706 million compared to December 31, 2021.

In May 2022, Philips issued a EUR 750 million fixed-rate bond due in 2027 with a coupon rate of 1.875%, a EUR 650 million fixed-rate Green Innovation bond due in 2029 with a coupon rate of 2.125%, and a EUR 600 million fixed-rate Sustainability Innovation bond due in 2033 with a coupon rate of 2.625% under the EMTN program.

In addition, in May and June 2022, Philips completed the early redemption of two EUR bonds with a total principal amount of EUR 1.0 billion (EUR 500 million due in 2023 with a coupon rate of 0.5% and EUR 500 million due in 2024 with a coupon rate of 0.75%). In May 2022, Philips also partially redeemed the EUR bond due in 2025 (EUR 500 million with a coupon rate of 1.375%) with a total amount of EUR 154 million, and the USD bonds due in 2025 and 2026 with a total amount of USD 21 million.

In June 2022, Philips also entered into a total amount of EUR 63 million of forward contracts related to the Long-Term Incentive and employee stock purchase plans. These forward contracts will be settled in the last quarter of 2024.

Provisions

Respironics field action provision

On June 14, 2021, Philips’ subsidiary, Philips Respironics issued a voluntary recall notification in the United States and field safety notice outside the United States to address potential health risks related to the polyester-based polyurethane (PE-PUR) sound abatement foam in specific CPAP, BiPAP and mechanical ventilator devices.

Since then, together with five certified, independent testing laboratories in the US and Europe, as well as other qualified third-party experts, Philips Respironics has been conducting a comprehensive test and research program on the PE-PUR foam to better assess and scope the potential patient health risks related to possible emission of particulates from degraded foam and volatile organic compounds (VOCs).

On April 25, 2022 and June 28, 2022, Philips reported updated information on the testing results and third-party confirmed conclusions to date on results and findings from testing. The results to date for the first-generation DreamStation devices, which represent the majority of the registered affected devices, show a very low prevalence of significant visible foam degradation. In addition, the new and used first-generation DreamStation devices passed volatile organic compound and respirable particulate emission testing. Results to date also indicate that ozone cleaning significantly exacerbates foam degradation. Further testing is still ongoing and Philips will continue to provide regular updates.

The repair and replacement program is under way globally. Because of the prioritization of the repair and replace program, Philips is currently not taking new orders for sleep therapy systems, while masks and other consumables continue to be sold. As of June 30, 2022, Philips Respironics has produced a total of approximately 2.8 million repair kits and replacement devices to customers and expects to complete around 90% of the production and shipments to customers in 2022. The time to complete the program is impacted by the dependency on supply of materials, including from China, and global logistics capacity.

Philips has recognized a provision based on its best estimate of the costs to repair or replace devices subject to the Respironics field action as follows:

Philips Group

Respironics field action provision

in millions of EUR

2022
Balance as of January 1	577
Additions	165
Utilizations	(227)
Translation differences	46
Balance as of June 30	561

The provision is related to the cost to repair and/or replace affected devices and includes the cost of intensified communication with physicians and patients, labor cost and logistics. The provision does not include any product liability costs or other claims. Future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities and the portion to be replaced or repaired.

During the six months ended June 30, 2022, following another wave of Philips Respironics’ comprehensive patient and customer communication outreach and based on current insights, the total expected units to be remediated have increased by approximately 0.3 million, primarily in the US. Philips Respironics recorded a EUR 65 million increase in the field action provision in the period, mainly to cater for the higher expected volume of devices eligible for remediation and higher communication costs. Additionally, a further EUR 100 million provision was recorded for potential higher cost of execution and to ensure the speed of the program in a volatile environment.

As of June 30, 2022, Philips Respironics expects to repair or replace a total of around 5.5 million devices (specific CPAP, BiPAP and mechanical ventilator devices) globally, of which approximately half are in the US. More than 90% of the registered affected devices to date are CPAP and BiPAP devices. In 2022, efforts to accelerate the program resulted in a shift towards replacement, which increased the replacement share (to 57%) and further reduced repair quantities.

As of June 30, 2022, the impact of changes in the main assumptions and estimates, while holding other assumptions constant, on the field action provision would be as follows:

Philips Group

Respironics field action provision -Sensitivity of main assumptions

in millions of EUR unless otherwise stated

		Increase (decrease) in provision
Assumption	Estimate at June 30, 2022	Increase individual assumption by 10%	Decrease individual assumption by 10%
Total quantity of devices	5.5 million	76	(76)
Replacement share	57%	45	(45)

Actual outcomes in future periods may differ from these estimates and affect the company’s results of operations, financial position and cash flows.

Philips Respironics continues to engage with the US Food and Drug Administration (FDA) and other relevant competent authorities. In addition, running remediation costs, such as testing, external advisory and regulatory response, are incurred and amounted to EUR 100 million during the six months ended June 30, 2022. Furthermore, Philips is a defendant in a number of consumer class action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims. For legal matters including claims refer to Contingent liabilities.

Provisions for quality actions in Connected Care

In February 2022, Philips issued a field safety notice notifying customers of a potential issue with the Adult SMART Pads Cartridge (M5071A) and the Infant/Child SMART Pads Cartridge (M5072A) for use specifically with the HeartStart HS1 Automated External Defibrillator (AED) devices. Philips has identified that for affected pads the HS1 AED could deliver less effective or ineffective therapy. Philips is actively working on design changes to eliminate this issue and projects new pad availability later in 2022.

In March 2022, Philips Respironics issued a voluntary recall notification/field safety notice to customers of its V60, V60 Plus and V680 ventilators, regarding a potential issue that could affect the main electrical circuit (“35V Rail”) powering the ventilator and alarm. This notification was updated in April 2022 with additional customer instructions. In June 2022, Philips issued a further update to this notification, regarding the projected correction for this matter. To address the issue with the 35V Rail, Philips Respironics plans to deploy a technical solution starting in October 2022.

During the six months ended June 30, 2022, Philips recorded provisions related to these quality actions in the Connected Care segment of EUR 32 million for the estimated costs of the field actions.

Contingent liabilities

Legal proceedings

Royal Philips and certain of its group companies and former group companies are involved as a party in legal proceedings, regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows. For information regarding legal proceedings in which Philips is involved, refer to the Annual Report 2021.

Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2021 are described below. For more information including the company’s assessment of each matter, reference is made to the Annual Report 2021.

Cathode Ray Tubes (CRT)

On January 31, 2022, the US District Court for the Northern District of California dismissed the case brought by the state attorney general for Puerto Rico and on June 13, 2022, the US Supreme Court denied the petition of writ of certiorari filed by the objectors to the original US indirect purchaser class settlement ending their efforts to prosecute their claims through the original indirect purchaser complaint. A settlement in principle has been reached in the consumer class action in Israel, leaving i) the claim filed by a UK monitor manufacturer and ii) consumer action in the Netherlands pending.

Public investigations

The company continued to engage with the United States Securities & Exchange Commission (SEC) and Department of Justice (DoJ) regarding alleged tender irregularities in the medical device industry in certain jurisdictions (China, Bulgaria, Brazil). Given the significant uncertainty regarding the nature of the relevant events and obligations, Philips is not currently able to reliably estimate the financial effect of a range of possible outcomes in connection with these matters. The outcomes of these matters could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Respironics Field Action

FDA Inspection

In the first half of 2022, Philips Respironics continued to engage with the US Food and Drug Administration (FDA) on the progress it has made on the planned actions it committed to in response to FDA’s form 483 observations. In July, 2022, the US Department of Justice, acting on behalf of the FDA, began discussions with Philips regarding the terms of a proposed consent decree to resolve the identified issues. On April 8, 2022, Philips Respironics and certain of Philips’ subsidiaries in the US received a subpoena from the US Department of Justice to provide information related to events leading to the Respironics recall. The relevant subsidiaries are cooperating with the agency.

Litigation

In the United States, as of June 30, 2022, 107 consumer class actions, 1 class action on behalf of Durable Medical Equipment providers (DME) and 1 commercial class action had been filed for which a consolidated master complaint was filed on June 17, 2022. In addition, as of June 30, 2022, approximately 200 personal injury lawsuits had been filed. In addition to the pending class-action lawsuits filed in Australia, Canada and Israel, a lawsuit was filed against Philips Respironics by a consumer association in Chile.

While the company believes it is probable that these lawsuits will in the aggregate lead to an outflow of economic resources for Philips Respironics or other Philips entities, given the significant uncertainty regarding the nature of the relevant events and potential obligations, the company is not currently able to reliably estimate the amount of the obligation associated with these various lawsuits. The final outcome of the individual lawsuits and the cost to resolve them cannot currently be determined due to a number of variables, including claimant-specific information that is not yet available. In addition, the company cannot reasonably predict the number of claims that may be asserted in the future in relation to this matter. An adverse outcome with respect to any or all of these lawsuits and/or any future claims could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

To date no provisions have been recorded for the litigation associated with the Respironics field action.

In the first half of 2022, Philips and Philips Respironics filed their motions to dismiss in i) the pending securities class action and ii) the lawsuit brought by SoClean (a company offering ozone-based cleaning products for sleep devices) respectively. In both cases, a decision on the motion to dismiss may be rendered in the second half of 2022.

It is the company’s assessment that it is possible but not probable that these cases could lead to a certain outflow of economic resources. An adverse outcome of these cases could have a material impact on the company’s consolidated financial position, results of operations and cash flows.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance at June 30, 2022
Financial assets
Carried at fair value:
Debt instruments	232	232			232
Equity instruments	4	4	4
Other financial assets	68	68		36	33
Financial assets carried at FVTPL	304	304	4	36	265
Debt instruments	26	26	-	26	-
Equity instruments	259	259	43		216
Current financial assets	-	-
Receivables - current	32	32			32
Financial assets carried at FVTOCI	317	317	43	26	249
Derivative financial instruments	101	101		101
Financial assets carried at fair value	722	722	46	163	513

Carried at (amortized) cost:
Cash and cash equivalents	1,258
Loans and receivables:
Current loans receivables	8
Other non-current loans and receivables	51
Receivables - current	3,501
Receivables - non-current	272
Financial assets carried at (amortized) cost	5,089
Total financial assets	5,812

Financial liabilities
Carried at fair value:
Contingent consideration	(145)	(145)			(145)
Financial liabilities carried at FVTP&L	(145)	(145)			(145)
Derivative financial instruments	(296)	(296)		(296)
Financial liabilities carried at fair value	(441)	(441)		(296)	(145)

Carried at (amortized) cost:
Accounts payable	(1,806)
Interest accrual	(40)
Debt (corporate bonds and leases)	(6,654)	(6,548)	(5,352)	(1,196)
Debt (excluding corporate bonds and leases)	(1,347)
Financial liabilities carried at (amortized) cost	(9,847)
Total financial liabilities	(10,289)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance as of December 31, 2021
Financial assets
Carried at fair value:
Debt instruments	233	233			233
Equity instruments	4	4	4
Other financial assets	46	46		34	12
Financial assets carried at FVTPL	283	283	4	34	245
Debt instruments	27	27		27
Equity instruments	273	273	63		210
Current financial assets	-	-
Receivables - current	68	68			68
Financial assets carried at FVTOCI	368	368	63	27	278
Derivative financial instruments	63	63		63
Financial assets carried at fair value	714	714	67	124	523

Carried at (amortized) cost:
Cash and cash equivalents	2,303
Loans and receivables:
Current loans receivables	2
Other non-current loans and receivables	47
Receivables - current	3,720
Receivables - non-current	224
Financial assets carried at (amortized) cost	6,296
Total financial assets	7,010

Financial liabilities
Carried at fair value:
Contingent consideration	(208)	(208)			(208)
Financial liabilities carried at FVTP&L	(208)	(208)			(208)
Derivative financial instruments	(202)	(202)		(202)
Financial liabilities carried at fair value	(410)	(410)		(202)	(208)

Carried at (amortized) cost:
Accounts payable	(1,872)
Interest accrual	(52)
Debt (corporate bonds and finance leases)	(5,765)	(6,396)	(5,177)	(1,220)
Debt (excluding corporate bonds and finance leases)	(1,214)
Financial liabilities carried at (amortized) cost	(8,904)
Total financial liabilities	(9,314)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

The table below shows the reconciliation from the opening balance to the closing balance for Level 3 fair value measurements.

Reconciliation of the Level 3 fair value hierarchy

in millions of EUR

	Financial assets	Financial liabilities

Balance as of December 31, 2021	523	208
Acquisitions		96
Purchase	56
Sales/redemptions	(39)
Utilizations		(102)
Recognized in profit and loss:
Other business income and expenses		(59)
Financial income and expenses	6	(5)
Recognized in other comprehensive income1)	3	8
Receivables held to collect and sell	(37)
Balance as of June 30, 2022	513	145
1) Includes translation differences

In 2022, delays in achievement of certain milestones and revisions to EPD’s forecast resulted in a EUR 43 million decrease in the fair value of the respective contingent consideration. This is reflected in Other business income within the Diagnosis & Treatment segment. The carrying amount of the EPD contingent consideration at June 30, 2022 is EUR 18 million.

Subsequent events

In July 2022, Philips received a letter from the US Department of Justice, acting on behalf of the FDA, initiating discussions with Philips regarding the terms of a proposed consent decree. This letter follows the FDA’s inspection of certain of Philips Respironics’ facilities in the US in 2021 and the subsequent inspectional observations. Given the early stages of the discussions with the US Department of Justice, the company is not currently able to reliably estimate the financial impact.

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